Exhibit 99.1
Supplement to Present Required Information in Searchable Format
Manufacturing Footprint - page 11

Intel Worldwide Headquarters:
•	Santa Clara, California

Wafer Fabs:
•	Oregon - 10nm, 14nm, 22nm
•	Arizona - 14nm, 22nm
•	New Mexico - 32nm, 45nm
•	Ireland - 14nm
•	Israel - 22nm
•	Dalian Memory Fab

Assembly and Test:
•	Chengdu
•	Vietnam
•	Malaysia

Client Computing Group (CCG) - page 19

Overview
CCG is our largest business unit, delivering 54% of our revenue. CCG is responsible for all aspects of the client computing continuum, which includes platforms and connectivity technologies that are incorporated in a wide range of consumer and commercial products. In 2017, we released the 8th generation Intel® Core™ processor family for use in notebooks and desktops, as well as our first Intel® Core™ i9 processors. These processors use 14nm transistors and new-generation Tri-Gate transistor technology.

Highlights and Segment Imperatives
•
CCG is foundational to the Virtuous Cycle of Growth. CCG's scale enables investment in critical intellectual property and Moore's Law for Intel. Continued innovation in client computing drives growth in the cloud and data center.

•
Strategic imperatives include delivering predictable annual cadence of leadership products, focusing on high growth segments of 2-in-1, thin-and-light, commercial and gaming, and growing close adjacencies and modem.

• Since 2013 the PC total TAM has decreased approximately 18%[1], while CCG profitability has improved over 45% as we have focused on high-growth segments and innovative form factors.
•
CCG operating income was $12.9 billion, up 21% year over year on continued strength of Intel® Core™ processors and improved 14nm costs. The 2017 Intel® Core™ processor brand mix reached an all-time high.

[1] Source: Intel calculated TAM derived from industry analyst reports.
Data Center Group (DCG) - page 22

Overview
DCG develops workload-optimized platforms for compute, storage, and network functions. Customers include enterprise and government, as well as cloud and communications service providers. In 2017, DCG continued to grow faster than Intel as a whole, generated roughly 30% of our total revenue, and contributed over 40% of our total operating income.

Highlights and Segment Imperatives
•	We exceeded our commitment of high single-digit revenue growth and >40% operating margin for 2017.
•	We continue to see strong growth in our cloud and communications market segments.
•	The data center TAM[1] is expected to be >$70 billion by 2022, of which we currently have less than a 40% market share.
•
We see significant opportunities in cloud, networking, and analytics/artificial intelligence, with the chance to drive higher growth as we expand our product offerings in the data center with our adjacent products.

•	During 2017, we launched the Intel® Xeon® Scalable processors, delivering the largest advancements in platform capabilities in a decade and achieving over 110 world performance records.
[1] Source: Intel calculated TAM derived from industry analyst reports.

Internet of Things Group (IOTG) - page 25

Overview
IOTG develops and sells high-performance Internet of Things compute solutions for retail, automotive, industrial, and video surveillance, along with a broad range of other embedded applications. These market-driven solutions utilize silicon and software assets from our data center and client businesses to expand our compute footprint into Internet of Things markets. Smart and connected things accelerate the Virtuous Cycle of Growth by creating large amounts of data that flow through enhanced networks to the cloud.

Highlights and Segment Imperatives
•	IOTG is a rapidly growing business within Intel, with a 15% annual growth rate from 2013 - 2017.
•	2017 was a record year for the IOTG business segment, with record revenue, unit sales, and operating income.
•
We continue to execute on our strategy, with new design wins and product launches such as Huawei Internet of Things gateway* based on Intel® Xeon® processor and Siemens human machine interface technology* for industrial Internet of Things based on Intel Atom® processor.

Non-Volatile Memory Solutions Group (NSG) - page 28

Overview
NSG offers Intel® Optane™ and Intel® 3D NAND technologies, which drive innovation in solid-state drives (SSDs). The primary customers are enterprise and cloud-based data centers, users of business and consumer desktops and laptops, and a variety of embedded and Internet of Things application providers. In 2017, we released our first Intel Optane technology-based products, with 3D XPoint™ memory media as a building block, and were first to deliver products based on 64-layer, triple-level cell (TLC) 3D NAND.

Highlights and Segment Imperatives
•	NSG delivers platform-connected solutions for Intel by partnering with and helping to accelerate the CCG and DCG business units.
•	Transitioned our manufacturing capacity from 2D NAND to 3D NAND, reaching 100% 3D NAND production at the end of 2017.
•	NSG led the industry with the first SSDs based on 64-layer, TLC 3D NAND for client, embedded, and data center segments.
•	Achieved production volume with Intel® Optane™ technology-based products, designed for the data center and client computing segments.
Programmable Solutions Group (PSG) - page 31

Overview
PSG offers programmable semiconductors, primarily FPGAs and related products for a broad range of market segments, including communications, data center, industrial, military, and automotive. PSG accelerates the Virtuous Cycle of Growth through collaborating with our other businesses and integrating FPGAs with microprocessors. This integration broadens the use of FPGAs and combines the benefits of both technologies to allow more flexibility for systems to operate with increased efficiency and higher performance.

Highlights and Segment Imperatives
•
In 2017, we introduced the FPGA-based Programmable Acceleration Card, which operates seamlessly with Intel Xeon processors and an acceleration software stack; began shipping the Intel® Stratix®10 SX monolithic FPGA, which tackles the design challenges of next-generation, high-performance systems; and announced availability of the Intel Stratix 10 MX device, the industry’s first FPGA integrated with HBM DRAM, which will help speed up mass data movements and stream data pipeline frameworks.

•
Throughout 2017, PSG accelerated design wins and its opportunity pipeline, driven mainly by FPGAs built on Intel’s 14nm process technology. These FPGAs, now in production, accelerate workloads in data-centric applications like 5G, Network Function Virtualization (NFV), cyber analytics, and artificial intelligence.

•
Intel FPGAs, a key platform technology, are driving our growth in transformational markets. We anticipate accelerated revenue, operating margin growth, and increased market share by 2022, primarily driven by data center, network infrastructure, intelligent edge, and embedded markets.

•
In 2018, PSG will focus on becoming the multi-function acceleration solution of choice for continuously changing workloads, when CPUs need an offload engine and applications like deep learning inference need low latency.